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SECURITIES
W:

11020742

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 28733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SUNAMERICA CAPITAL SERVICES, INC.**

OFFICIAL USE ONLY
13158
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY	**NJ**	**07311**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ACKLEEMA BACCHUS **201-324-6401**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

oye 3/16/11

KH 3/25

OATH OR AFFIRMATION

I, FRANK CURRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNAMERICA CAPITAL SERVICES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ALICE L. MANNING
Notary Public, State of New Jersey
No. 2295569
Qualified in Hudson County
Commission Expires January 8, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunAmerica Capital Services, Inc. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statement, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 14,269,634
Distribution fees receivable	2,499,369
Deferred expenses, less accumulated amortization of $26,842,272	19,700,364
Income taxes receivable, net	2,003,509
Other assets	353,916
Total assets	$ 38,826,792

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 1,920,782
Payable to affiliated companies	1,418,596
Deferred income taxes	5,965,216
Other liabilities	98,181
Total liabilities	9,402,775
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	110,062,321
Accumulated deficit	(80,663,304)
Total shareholder's equity	29,424,017
Total liabilities and shareholder's equity	$ 38,826,792

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management Corp. (formerly known as "AIG SunAmerica Asset Management Corp.") (the "Parent"), which is a direct subsidiary of SunAmerica Annuity and Life Assurance Company (formerly known as "AIG SunAmerica Life Insurance Company"), which is a direct subsidiary of SunAmerica Life Insurance Company ("SALIC"), which is a direct subsidiary of SAFG Retirement Services, Inc. (formerly known as "AIG Retirement Services, Inc."), ("SAFGRS"), which is a direct subsidiary of American International Group Inc. ("AIG").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of mutual funds and variable annuities.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, the Company primarily holds all of its cash and cash equivalents in the Wells Fargo Heritage Money Market Fund.

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. FASB accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The Company's money market fund investments are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount on the financial statements.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years, subject to periodic reviews of the realizability through projected future cash flows.

Distribution fees receivable

Distribution fees consist of 12b-1 fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates and indemnifications

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2010 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is a principal distributor of various mutual funds and annuities managed by the Parent.

NOTE 2 - RELATED PARTIES (CONT'D)

The Company has a policy whereby certain sales and marketing expenses incurred by the Parent on the Company's behalf are reimbursed by the Company.

The Company invests in a money market fund managed by the Parent. These amounts totaled approximately $.1 million at December 31, 2010 and have been included as cash and cash equivalents in the Statement of Financial Condition.

The Company is jointly and severally responsible with AIG and other participating companies for funding obligations for the AIG Retirement Plan, a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

On September 30, 2010, AIG entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize AIG (the "Recapitalization"). On January 14, 2011, AIG completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

NOTE 2 - RELATED PARTIES (CONT'D)

On October 29, 2010, AIG completed an initial public offering of 8.08 billion ordinary shares of AIA Group Limited for aggregate gross proceeds of approximately $20.51 billion. Upon completion of the initial public offering, AIG owned approximately 33 percent of AIA Group Limited's outstanding shares.

On March 8, 2010, AIG announced a definitive agreement for the sale of American Life Insurance Company ("ALICO"), one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The ALICO sale closed on November 1, 2010. The fair market value of the consideration at closing was approximately $16.2 billion.

Additional information on AIG is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described in these footnotes is qualified by regulatory filings AIG files from time to time with the SEC.

NOTE 3 - INCOME TAXES

The Company is a member of an affiliated group which joins in the filing of a consolidated federal tax return with American International Group, Inc. Estimated payments for taxes are made between the members of the consolidated group during the year. For federal income taxes, the Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit. In other states where the Company files a separate tax return, the Company recognized its actual liability or benefit.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The deferred tax liability is primarily due to tax differences related to amortization of commission expenses, and the deferred tax asset is due to state net operating loss carryforwards.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2010, the Company had net capital, as defined, of $11,792,146 which exceeded its requirement of $275,412 by $11,516,734. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.35:1.

NOTE 5 - SUBSEQUENT EVENTS

Management has performed a subsequent events review from January 1, 2011 through February 25, 2011, being the date that the financial statements were available to be issued and no matters were identified for disclosure purposes.

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

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